EXHIBIT 99.4

                        E. TED DAVIS & ASSOCIATES, INC.

                                                              September 30, 1998



Board of Directors
WATERMARC FOOD MANAGEMENT COMPANY
11111 Wilcrest Green, Suite 350
Houston, Texas 77042

Re: An opinion as to the reasonableness of a plan to issue warrants as compensation for guarantees and other financial assistance provided by Mr. Ghulam Bombaywala, Chairman of the Board and Chief Executive officer of Watermarc Food Management Co. ("Watermarc" or the "Company")

Dear Sirs:

You have requested that E. Ted Davis and Associates, Inc. ("ETD&A") render its opinion to the Board of Directors of Watermarc, a Texas Corporation, as to the reasonableness, from a financial point of view to the shareholders, of a plan to issue certain warrants as a fee for the guarantees and other financial assistance provided by Mr. Ghulam M. Bombaywala, Chairman and CEO of Watermarc, and a major shareholder in the Company ("Bombaywala"). The plan is evidenced by an agreement by and between Watermarc and Bombaywala dated May 20, 1998 (the "Agreement") which provides among other things, that Watermarc issue Warrants to purchase 10,000,000 shares of the Company's Common Stock (pre-reverse stock split amount, the "Warrants") at the exercise price of $0.14 per share (pre-reverse stock split exercise price), which was the market price of the stock when the Board of Directors first considered the proposal. Bombaywala has personally guaranteed approximately $12.9 million in debt and lease obligations of the Company and pledged many of his personal assets to partially collateralize certain of the guarantees, and the Agreement calls for Bombaywala to personally guarantee up to $5 million of future indebtedness of the Company (collectively the "Guarantees").

As a continuing part of its business, ETD&A performs valuations of securities in connection with public offerings, private placements, business combinations, estate and gift tax valuations and similar transactions. ETD&A has been providing such services since 1981. For our services, Watermarc will pay ETD&A a fee with the understanding that ETD&A will have no liability for actions taken on the basis of the opinion absent bad faith or gross negligence.

In the case of this assignment, we have analyzed (a) the proposed transaction,
(b) the business, assets, and liabilities of the Company, as presented by publicly filed Forms 10-K, which included audited statements, (c) comparable transactions by publicly traded companies in similar or closely related businesses, (d) Internal Revenue Service court cases involving the issuance of similar securities in connection with loan guarantees by shareholders, and (e) other information deemed appropriate. Specifically, we reviewed the following:

WATERMARC FOOD MANAGEMENT CO.                                 SEPTEMBER 30, 1998

      1. The Agreement complete with the Warrant Agreement and Certificate and the Lock-up Agreement.

      2. Minutes of Board of Directors Meeting held May 1, 1998, including the Board's discussion of the plan evidenced by the Agreement of (1) above, and a list of the loans and indebtedness guaranteed by Bombaywala and the personal assets pledged against said loans.

      3. Watermarc Annual Reports and Form 10-K for the fiscal years ending the Sunday closest to June 30, 1995 to 1998.

      4. Billy Blues Food Corporation (the predecessor company) Annual Reports and Form 10-K for the fiscal years ending the Sunday closest to June 30, 1992 to 1994.

      5. Watermarc Form 10-Q, quarterly report, for the three-month, and nine-month periods ending March 29, 1998.

      6. COMPACT DISCLOSURE RECORDS summary information regarding Watermarc for the fiscal periods 1994-1997.

      7. A review of 10-K's filed by approximately 160 peer group companies with regard to similar transactions.

      8. Various Internal Revenue Service letter rulings and court cases regarding the deductibility of fees for shareholder loan guarantees and concerning the reasonableness of said fees.

      9. Other miscellaneous information regarding share pricing, warrants and warrant valuation techniques from a variety of sources.

      10. Other information deemed appropriate for this opinion.

The above information is on file at the offices of ETD&A.

Many of the conclusions about the nature of the business, stock and warrant histories, and the future outlook for the Company were derived from public data and U.S. Securities and Exchange Commission filings and were not confirmed by actual audit. Moreover, we have assumed the accuracy of the financial statements presented to us and have accepted as authentic the documents reviewed by us. During the course of our review, nothing has come to our attention which would cause us to believe that the information reviewed was inaccurate or misleading. However, we express no opinion as to the accuracy of said data. Our opinion is necessarily based solely upon information available to us and business, market, economic and other conditions as they exist on, and can be evaluated as of, the date hereof.


E. TED DAVIS & ASSOCIATES, INC.                                           PAGE 2

WATERMARC FOOD MANAGEMENT CO.                                 SEPTEMBER 30, 1998


Factors considered in determining the reasonableness of the transaction include the following:

      1. Given the financial condition of the Company, it is extremely unlikely that loans and other credit sources would be available without guarantees.

      2. The Company's operations are continuing to show losses, and as the latest 10-Q notes: "The Company's continuation as a going concern in both the short-term and the long-term is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to obtain addition financing or capital and to refinance its debt and ultimately attain profitable operations."

      3. Peer group and court cases support reasonable fees for loan origination and/or loan guarantees that range from one to as high as five percent of the amount borrowed.

      4. Historical, peer group, and theoretical calculations of Warrant value ranges indicate that the value of the warrants being received are generally less than reasonable fees associated with similar debt guarantees.

      5. The guarantees are not pro rata among the shareholders and no other shareholders are being asked to guarantee the debt, nor have any stepped forward to do so.

Based on the foregoing and such other factors as we consider relevant, it is our opinion that the plan to issue Warrants as compensation for guarantees and other financial assistance to Mr. Ghulam Bombaywala as described in the Agreement is reasonable to the shareholders from a financial point of view.


QUALIFICATIONS AND CERTIFICATION.

The undersigned certifies that:

      1. We hold ourselves out to the public as an appraiser and perform appraisals with regard to public and privately held stock on a regular basis.

      2. We have read the pertinent Regulations regarding appraisals for property, stock values, and/or interest in partnerships, and in our opinion are qualified to make an opinion on the transaction covered by the Agreement under those regulations.


E. TED DAVIS & ASSOCIATES, INC.                                           PAGE 3

WATERMARC FOOD MANAGEMENT CO.                                 SEPTEMBER 30, 1998


      3. ETD&A has no relation or affiliation with Watermarc Food Management Co. or Ghulam Bombaywala, or any other subsidiaries or affiliates to either party, is in no way a party to any stock transactions with the Company or affiliates, and has never been employed by the Company, or any affiliates or owners in a capacity other than that of an independent consultant, contractor, and/or appraiser.

      4. No part of the fee arrangement was contingent on the results reported herein and ETD&A received no fees based on a percentage of the assets the subject of the transaction.

Sincerely,
E. TED DAVIS & ASSOCIATES, INC.


/s/ E. TED DAVIS
    E. Ted Davis,
    President

E. TED DAVIS & ASSOCIATES, INC.                                           PAGE 4